May 31, 2023

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Jones and Geoff Kruczek

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated May 22, 2023, regarding
Airspan Networks Holdings Inc.
Post-Effective Amendment No. 4 to Registration Statement on Form S-1
Filed May 15, 2023
File No. 333-264374

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the May 22, 2023 letter regarding the above-referenced Post-Effective Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-264374) (the “Form S-1”) of Airspan Networks Holdings Inc. (the “Company”, “we,” “our,” or “us”) filed on May 15, 2023 with the SEC. Simultaneously with the transmission of this letter, the Company is filing via EDGAR an additional post-effective amendment to the Form S-1 (the “POS AM”), responding to the Staff’s comments and including certain other revisions and updates to the Form S-1.

For your convenience, the Staff’s comment is included below and we have numbered our response accordingly.

Our response is as follows:

Post-Effective Amendment No. 4 on Form S-1 to Form S-4 filed May 15, 2023

Unaudited Pro Forma Consolidated Financial Information, page 38

Staff Comment No. 1.

We note that you have presented a pro forma adjustment for the gain on sale of Mimosa in the pro forma statement of operations for the year ended December 31, 2022 as well as in the pro forma statement of operations for the three months ended March 31, 2023. Please refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X which indicates that adjustments presented in the pro forma statements of operations should assume that the transaction occurred at the beginning of the fiscal year presented (i.e., at the beginning of the earliest period presented). Revise the section to comply and to only present the adjustment reflecting the gain from the sale in the annual period.

Company’s Response:

In response to the Staff’s comment, we have revised the adjustments presented in the pro forma statements of operations to assume that the transaction occurred at the beginning of the fiscal year presented.

Staff Comment No. 2.

Please revise the second sentence in the second introductory paragraph to clarify that the condensed pro forma statements of operations assume that the transaction was consummated at the beginning of the earliest period presented (i.e., January 1, 2022).

Company’s Response:

In response to the Staff’s comment, we have revised the second sentence in the second introductory paragraph to clarify that the condensed pro forma statements of operations assume that the transaction was consummated at the beginning of the earliest period presented.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at +44 1895 467 120 or dbrant@airspan.com, or David Marx of Dorsey & Whitney LLP, our outside legal counsel at (801) 933-7363 or Marx.David@dorsey.com.

Sincerely, Airspan Networks Holdings Inc.

/s/ David Brant
David Brant

cc:	David Marx, Dorsey & Whitney LLP